Filed Pursuant to Rule 424(b)(3)

Registration No. 333-203503

Prospectus Supplement No. 3

(to Prospectus dated July 21, 2015)

This Prospectus Supplement No. 3 supplements and amends the prospectus dated July 21, 2015, relating to the offering and resale by the selling stockholders identified in the prospectus of up to 14,279,820 shares of our common stock, par value $0.0001 per share. These shares were privately issued to the selling stockholders on March 6, 2015 in connection with the reverse merger transaction described in the prospectus.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on October 14, 2015.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is quoted on the OTC Markets—OTCQB tier, or OTCQB, under the symbol “KURO.” On October 13, 2015, the last reported sale price of our common stock on the OTCQB was $14.00 per share. We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “KURA.”

Investment in our common stock involves risks. See “Risk Factors” on page 9 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 14, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 13, 2015

KURA ONCOLOGY, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	000-53058	61-1547851
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11119 N. Torrey Pines Road, Suite 125, La Jolla, CA		92037
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (858) 500-8800

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 13, 2015, the Board of Directors (the “Board”) of Kura Oncology, Inc. (the “Company”) appointed Thomas Malley as a director of the Company, with a term of office expiring at the next annual meeting of stockholders. There are no arrangements or understandings between Mr. Malley and any other person pursuant to which he was selected as a director. In addition, there are no transactions in which Mr. Malley has an interest that would require disclosure under Item 404(a) of Regulation S-K.

Pursuant to the Company’s standard compensation policy for non-employee directors, Mr. Malley will receive an annual cash retainer of $50,000, and was granted an option to purchase 30,000 shares of the Company’s common stock at the fair market value on the date of his appointment, which vests annually over a three year period with vesting acceleration in the event of a change in control (as defined in the Company’s equity incentive plan) during the period of Board service. Mr. Malley has also entered into the Company’s standard form of Indemnification Agreement.

The Company issued a press release announcing the appointment of Mr. Malley, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release issued by Kura Oncology, Inc. on October 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 14, 2015	KURA ONCOLOGY, INC.

	By:	/s/ Annette North
Annette North
Senior Vice President and General Counsel

Exhibit 99.1

Kura Oncology Appoints Thomas Malley to Board of Directors

LA JOLLA, Calif., October 14, 2015 – Kura Oncology, Inc. (OTCQB: KURO), a clinical stage biopharmaceutical company, today announced the appointment of Thomas Malley to its board of directors.

“Tom has extensive knowledge and understanding of the healthcare industry,” said Troy Wilson, Ph.D., J.D., President and Chief Executive Officer of Kura Oncology. “I am confident his skills and experience will be invaluable as we seek to advance our pipeline of precision medicines for the treatment of solid tumors and blood cancers.”

Mr. Malley has served as President of Mossrock Capital, LLC, a private investment firm, since May 2007. He worked for Janus Mutual Funds in positions of increasing responsibility from April 1991 to May 2007. From January 1999 to May 2007, Mr. Malley served as the portfolio manager of the Janus Global Life Sciences Fund, and also led the Janus Healthcare team of analysts. From 1991 to 1998, Mr. Malley served as an equity analyst for Janus covering, among others, healthcare and biotechnology stocks. Mr. Malley has been a director of OvaScience, Inc., a public life sciences company, since October 2012. Previously, he served as a director of Synageva BioPharma Corp., a public biopharmaceutical company, from 2006 to 2015, until its acquisition by Alexion Pharmaceuticals, Inc., Puma Biotechnology, Inc., a public biopharmaceutical company, from 2011 to 2015, and Cougar Biotechnology, Inc., a public biopharmaceutical company, from 2007 to 2009, until its acquisition by Johnson and Johnson. Mr. Malley holds a B.S. in Biology from Stanford University.

About Kura Oncology

Kura Oncology is a clinical-stage biopharmaceutical company focused on the discovery and development of precision medicines for the treatment of solid tumors and blood cancers. Kura’s pipeline consists of small molecules that target cancer signaling pathways where there is a strong scientific and clinical rationale to improve outcomes by identifying those patients most likely to benefit from treatment. The company’s lead drug candidate is tipifarnib, a farnesyl transferase inhibitor currently in two Phase 2 clinical studies: the first in patients with locally advanced tumors that carry HRAS mutations and the second in patients with peripheral T-cell lymphoma. The company’s preclinical pipeline includes KO-947, an ERK inhibitor, and a menin-MLL inhibitor program.

CONTACT INFORMATION

INVESTOR CONTACT:

Robert H. Uhl

Managing Director

Westwicke Partners, LLC

(858) 356-5932

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robert.uhl@westwicke.com

MEDIA CONTACT:

Mark Corbae

Vice President

Canale Communications

(619) 849 5375

mark@canalecomm.com

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